

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

CAMP4 Therapeutics Corporation
One Kendall Square
Building 1400 West, 3rd Floor
Cambridge, MA 02139

Re: CAMP4 Therapeutics Corporation
Amendment No. 2 to Registration Statement on Form S-1
Exhibit Nos. 10.1, 10.2, and 10.3
Filed October 7, 2024
File No. 333-282241

Dear Josh Mandel-Brehm:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences